John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A member firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

February 27, 2015

Ms. Alison White
U.S. Securities and Exchange Commission
100 F Street,
N.E. Washington, D.C. 20549

Re:        Commonwealth International Series Trust (the “Trust”) (File Nos. 811-04665 and 033-06867)

Dear Ms. White:

On December 24, 2014, the Trust filed with the Securities and Exchange Commission (the “Commission”) a Post-Effective Amendment No. 64 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 64 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding securities lending to the principal investment strategies of each of the Funds.

You recently provided comments to me and my colleague Cynthia Baughman relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

General

1.	Comment: Please include a Tandy representation in the Trust’s response letter.

Response: The Trust has included the Tandy representation below.

Ms. White
U.S. Securities and Exchange Commission
February 27, 2015

Prospectus

Fund Summary / Australia/New Zealand Fund – Investment Strategies

2.	Comment: In the sentence that leads with “FCA Corp does not attempt to maintain equal or set allocations … etc.” please define FCA Corp as the investment adviser here rather than later in the document.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary / All Funds – Principal Risks

3.	Comment: With regard to the risks associated with securities lending, please highlight the credit standards that the Funds will use when selecting entities with whom they will lend securities. Please note that the costs associated with securities lending is not reflected in the fee table. Additionally, please clarify that the Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if fund management has knowledge of a material vote respect to the loaned securities. This disclosure may be added to the Summary portion of the prospectus or the disclosures provide in response to Item 9 of Form N-1A.

Response: The Trust has revised the disclosures provided in response to Item 9 of Form N-1A in a manner consistent with your comments.

4.	Comment: Please add a line break before “Management Risk” as it appears to be part of the paragraph on “Securities Lending Risk.”

Response: The Trust has revised the disclosure as you have requested.

Fund Summary / All Funds – Fund’s Past Performance

5.	Comment: Please add the parenthetical required by Form N-1A following the indices in the performance table as follows: “(reflects no deduction for fees, expenses or taxes).”

Response: The Trust has revised the disclosure as you have requested.

Fund Summary / Africa Fund – Fees and Expenses

6.	Comment: With regard to footnote 3 to the fee table, please delete the last two sentences in this footnote.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary / Japan Fund – Fees and Expenses

7.	Comment: With regard to footnote 2 to the fee table, please remove the sentence: “These fees and expenses are not used to calculate the Japan Fund’s net asset value.” Alternatively, please provide the Staff with the rationale as to why this language should remain in the footnote.

Response: The Trust has removed the disclosure as requested.

Ms. White
U.S. Securities and Exchange Commission
February 27, 2015

Fund Summary / Japan Fund – Fund’s Past Performance

8.	Comment: The returns provide for before taxes, after taxes on distributions, and after taxes distributions and redemptions. Please change the wording “distributions and redemptions” to “distributions and sale of fund shares” as provided in Form N-1A.

Response: The Trust has revised the disclosure as you have requested.

Purchase and Sale of Fund Shares

9.	Comment: In the first sentence of the second paragraph in this section, it is disclosed that shares may be redeemed at any time. Consider revising this to reflect that they may be redeemed on any business day as suggested by Form N-1A.

Response: The Trust has revised the disclosure as you have requested.

Redemptions in Kind

10.	Comment: Please disclose, similar to the disclosure the Trust has in its Statement of Additional Information, that shareholders receiving redemptions in kind are likely to incur brokerage costs as well as the risk that the securities received will decrease in value between receiving them and selling them. Additionally, if the Funds would redeem any shares in kind using illiquid securities please disclose this and add a statement that shareholders may not be able to sell those securities.

Response: With regard to the first portion of the comment, the Trust has revised the disclosure as you have requested. With regard to the second portion of the comment relating to illiquid securities, the Trust does not currently intend to redeem any shares in kind using illiquid securities. However, it has added additional disclosure relating to the receipt of illiquid securities by a shareholder.

Note that no comments were given with regard to the Funds’ Statement of Additional Information.

* * *
The Trust acknowledges that:

• It is responsible for the adequacy and accuracy of the disclosure in its filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to such filings; and

• The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively